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                                                                                        EXHIBIT 12

                                             INGERSOLL-RAND COMPANY
                               COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED CHARGES
                                          (Dollar Amounts in Millions)

                                                                 (2) Years Ended December 31,
     Fixed charges:                                    1995       1994       1993        1992       1991
       Interest expense...........................   $ 90.0     $ 46.9     $ 60.2     $  64.7     $ 64.5
       Amortization of debt discount and expense..       .8         .4         .7          .3         .3
       Rentals (one-third of rentals).............     21.6       18.8       19.4        20.8       21.2
       Capitalized interest.......................      3.6        3.2        3.1         3.5        4.6
     Total fixed charges..........................   $116.0     $ 69.3     $ 83.4     $  89.3     $ 90.6

     Net earnings (loss)..........................    270.3     $211.1     $142.5     $(234.4)    $150.6
     Add:   Minority income (loss) of majority-
              owned subsidiaries..................     14.5       15.1       13.6       (33.2)       1.9
            Taxes on income.......................    158.9      118.8       90.0        67.4       84.6
            Fixed charges.........................    116.0       69.3       83.4        89.3       90.6
            Effect of accounting changes..........       --         --       21.0       350.0         --
     Less:  Capitalized interest..................      3.6        3.2        3.0         3.4        4.6
            Undistributed earnings (losses) from
              less than 50% owned affiliates......     33.3       33.3       40.0        16.6       13.5
     Earnings available for fixed charges ........   $522.8     $377.8     $307.5     $ 219.1     $309.6

     Ratio of earnings to fixed charges ..........     4.51       5.46       3.69(1)     2.45(3)    3.42(4)
     Undistributed earnings (losses) from less
         than 50% owned affiliates:
       Equity in earnings (losses)................   $ 36.6     $ 36.6     $ 42.1     $  17.9     $ 14.7
         Less:  Dividends paid ...................      3.3        3.3        2.1         1.3        1.2
       Undistributed earnings (losses) from
         less-than 50% owned affiliates...........   $ 33.3     $ 33.3     $ 40.0     $  16.6     $ 13.5

     (1)   The 1993  calculation includes  the  effect of  the $5  million pretax  charge  relating to  the restructure  of the company's underground mining machinery business.  Excluding this amount, the ratio would have been 3.75.
     (2)   The company's portion of the earnings and fixed charges of the Dresser-Rand Company are included through September 30, 1992.  Effective October 1, 1992, the company's ownership interest in  the
           Dresser-Rand Company was reduced from 50% to 49%.
     (3)   The 1992 calculation  includes (i) the effect of the  $10 million pretax charge  relating to the restructure  of the company's  aerospace bearings business and  (ii) the full  effect of the $70 million pretax restructure of operations  charge relating to the Ingersoll-Dresser Pump Company.
           Excluding the 1992 restructure charges the ratio would have been 3.35.
     (4)   The  1991 ratio includes the $7.1 million  net pretax benefit from  a restructure of operations.
           Excluding this amount the ratio would have been 3.34.
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